UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-32422

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Windstream 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212

WINDSTREAM 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017	3

Notes to Financial Statements	4-11

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017	12

Signature	13

Exhibits:

Index of Exhibits	14

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Windstream 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Windstream 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PricewaterhouseCoopers LLP
Little Rock, Arkansas
June 21, 2018

We have served as the Plan’s auditor since 2010.

WINDSTREAM 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2017	2016
ASSETS:
Cash	$436,499	$1,124,943

Investments, at fair value:
Windstream Holdings, Inc. common stock	16,106,254	33,419,517
Common collective trust funds	137,426,604	93,643,590
Money market fund	83,995,860	84,546,379
Mutual funds	820,764,046	612,979,916
Participant brokerage accounts	5,328,334	4,135,325
Total investments	1,063,621,098	828,724,727

Receivables:
Employer contribution	26,908,509	23,251,120
Employee contributions	1,754,987	—
Notes receivable from participants	23,524,488	21,922,250
Accrued dividends	—	646,970
Due from broker	32,779	39,450
Total receivables	52,220,763	45,859,790

NET ASSETS AVAILABLE FOR BENEFITS	$1,116,278,360	$875,709,460

The accompanying notes are an integral part of these financial statements.

WINDSTREAM 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2017

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividend income	$29,295,631
Other income	573,182
Net appreciation in fair value of investments	59,533,419
Net investment income	89,402,232

Interest income on notes receivable from participants	1,126,715

Contributions:
Employer	27,501,002
Employee	52,656,348
Employee rollovers	4,160,001
Total contributions	84,317,351

Total additions	174,846,298

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments and withdrawals	117,700,377
Administrative expenses	782,222
Total deductions	118,482,599
Net increase	56,363,699

Transfers from other plans	184,205,201

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year, January 1, 2017	875,709,460
End of year, December 31, 2017	$1,116,278,360

The accompanying notes are an integral part of this financial statement.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

1. Plan Description:

The following brief description of the Windstream 401(k) Plan (the “Plan”), and the administration thereof, is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description (“SPD”) for a more complete and comprehensive description of the Plan’s provisions. Any discrepancies between the formal Plan document and the SPD will be resolved in favor of the formal Plan document.

Organizational Structure of Plan Sponsor

Windstream Holdings, Inc. (“Windstream Holdings”) is a publicly traded holding company and the parent of Windstream Services, LLC (“Windstream Services”). Windstream Holdings owns a 100 percent interest in Windstream Services. The Plan Sponsor is Windstream Services. Unless the context requires otherwise, the use of the terms “Windstream” or the “Company” shall refer to Windstream Holdings and its subsidiaries, including Windstream Services.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Plan is administered by the Windstream Benefits Committee (the “Administrator” or the “Committee”) which is comprised of the following members of management of Windstream: Chief Executive Officer, Chief Financial Officer, Chief Human Resource Officer, and Vice President of Compensation and Benefits. Members are appointed by the Board of Directors of Windstream. Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”) is the trustee and custodian of Plan assets. In addition, Merrill Lynch & Company, Inc. provides recordkeeping and administrative services to the Plan.

Participation

Eligible non-bargaining employees may participate immediately. Bargaining employees may participate in the Plan, to the extent specifically provided for in their collective bargaining agreement. Prior service with certain other companies may count toward the service requirements of the Plan. Each eligible employee is also allowed to make certain rollover contributions to the Plan immediately upon employment with the Company as governed by the Internal Revenue Code of 1986, as amended (the “Code”). Individuals who are not eligible to participate include leased employees, employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining (unless the collective bargaining agreement where the employees are covered specifically provides for coverage under the Plan), persons not classified as an employee, and nonresident aliens with no U.S. income.

Plan Contributions

Effective July 3, 2017, participants may contribute each year up to 60 percent of their annual pretax and/or aftertax eligible compensation to the Plan, as defined in the Plan document. Prior to July 3, 2017, annual participant contributions were capped at 50 percent of annual pretax and/or aftertax eligible compensation. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the “IRS”) each year. The annual deferral limits for the Plan are in accordance with the IRS limitations.

Eligible participants who will attain fifty (50) years of age prior to the end of the applicable Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. Employee contributions are funded to the Plan by Windstream in the period that payroll deductions are made from Plan participants in accordance with the participant’s deferral election.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description, Continued:

Except as discussed in the succeeding two paragraphs, the Company makes matching contributions to the Plan in an amount equal to 100 percent of the first 3 percent of each participant’s eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of each participant’s eligible compensation contributed to the Plan. The Company’s matching contribution is calculated and made as soon as administratively practicable following the end of the Plan year. The Company’s matching contributions may be paid in cash or Windstream Holdings common stock at the election of the Company. Contributions of Windstream Holdings common stock will be invested in the Windstream Holdings Common Stock Fund. Once the contribution is made, participants may transfer the amount contributed to other investment options within the Plan immediately.

The Company annually makes matching contributions in an amount equal to 50 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Valor Telecommunications of Texas, LLC (“Valor”), who were hired prior to March 1, 2014. The Company may also make, at its sole discretion, an additional discretionary matching contribution. No such contribution was made for the year ended December 31, 2017. Effective January 1, 2018, participants covered under the Valor bargaining agreement will receive either the Company matching contribution described in the aforementioned paragraph or defined benefit accruals under the Windstream Pension Plan (“Pension Plan”), but not both.

Annually, the Company makes matching contributions to the Plan in an amount equal to 100 percent of the first 3 percent of eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of eligible compensation to the Plan for participants covered by certain collective bargaining agreements with Windstream Iowa Telecommunications, Inc. Participants covered under a certain Iowa bargaining agreement are also eligible for an additional Company contribution of 3 percent of the participant’s eligible compensation if they are not a participant in any other Company-sponsored defined benefit plan. Participants covered under a different Iowa bargaining agreement are also eligible for the final 2017 Company contribution of 6 percent of the participant’s eligible compensation if they are not a participant in any other Company-sponsored defined benefit plan.

For employees covered by certain collective bargaining agreements with Windstream Nebraska, Inc. and Windstream Systems of the Midwest, Inc., who participate in the Pension Plan, such employees were permitted to make a one-time irrevocable election to permanently discontinue participation in the Pension Plan and receive a one-time Company contribution to the Plan in the amount of $10,000. The one-time Company contribution for employees making such election totaled $590,000 and was funded to the Plan in cash on December 19, 2017. Effective December 31, 2018, benefits under the Pension Plan will be frozen for all employees covered by the aforementioned collective bargaining agreements. Such employees will receive a one-time Company contribution to the Plan in the amount of $10,000, which will be allocated to the employees’ account under the Plan as soon as administratively practicable after the freezing of the Pension Plan. Effective November 1, 2016, new employees and employees electing either the voluntary pension freeze or subject to the mandatory pension freeze are automatically enrolled in the Plan at a rate of 2 percent of eligible compensation unless the employee elects a different contribution amount.

Participant Accounts and Investment Options

Each participant’s account is credited with the participant’s contributions and related employer matching and discretionary contributions, if any, as well as the participant’s share of the Plan’s earnings and any related administrative expenses. The participant contributions are invested in accordance with a participant’s investment election. If no investment election has been made, the contributions are invested in a manner deemed appropriate by the Administrator. The Plan’s earnings and administrative expenses, if applicable, are allocated to participants’ accounts based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan participants may direct their contributions among the various investment options offered by the Plan, which include a participant-directed brokerage account. The Merrill Lynch Self-Direct Brokerage Account allows participants to invest in a large variety of Merrill Lynch mutual funds. The Plan also provides its participants the option to invest in the Company’s common stock at the participants’ election. The Plan places no restrictions on the participants’ ability to change this investment option.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description, Continued:

Vesting, Benefits and Payments

Participants are immediately fully vested in their employee contributions and matching employer contributions to the Plan and the accumulated earnings thereon. There was approximately $177,000 in forfeitures created from plan mergers during the year ended December 31, 2017 (see Note 6). Under terms of the Plan document, forfeitures can be used to pay Plan expenses or can be used to reduce future Company contributions. There was approximately $220,000 in forfeitures available for future use at December 31, 2017.

Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire, become permanently disabled, upon death or upon separation from service with the Company. The Plan provides benefits upon early retirement between ages 55 and 65.

Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $5,000. If a participant’s account balance is equal to or less than $1,000, the account will be automatically distributed. All distributions will be made in the form of a lump-sum payment, unless the distribution is in accordance with a grandfathered provision from a prior plan that merged into the Plan. If a participant’s account balance is between $1,001 and $5,000, the Company will rollover the account balance into a Merrill Lynch individual retirement account following termination if the employee does not rollover the investment into another qualified retirement plan or take a distribution following termination.

Effective July 3, 2017, the Plan was amended to allow distribution in the form of a single sum payment or partial payments. A participant may elect to have a portion of their account invested in Windstream Holdings common stock to be distributed in shares of Windstream Holdings common stock. Additionally, actively employed participants may withdraw certain funds from their Plan account with the approval of the Administrator, for “hardship” reasons as defined by the IRS. Participants may also receive an in-service withdrawal of a portion of their vested account balance on or after attaining age 59 1/2. In addition, participants may withdraw voluntary after-tax and rollover contributions at any time.

Plan Termination

While it has not expressed any intention to do so, the Plan Sponsor has the right to terminate the Plan. In the event that the Plan is terminated, participants shall be entitled to receive the entire amount of his/her account balance in accordance with the Plan provisions. Participants in the Plan are entitled to certain rights and protections under ERISA.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting reported in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements. The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator’s evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from these estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Administrator determines the Plan’s valuation policies utilizing information provided by its investment advisers and custodians. See Note 3 for a discussion of fair value measurements.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies, Continued:

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Gains and losses on sales of investment securities are determined based on the specific identification method. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Plan Expenses

As outlined in the Plan document, certain expenses related to the Plan’s operations are paid from the Plan’s assets and are included in administrative expenses. Administrative costs paid directly by Windstream are not reflected in the Plan’s financial statements. Certain administrative expenses of the Plan are paid through revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee, and through fees deducted directly from participant accounts. Revenue sharing and sub transfer fees are credited directly into the Plan’s trust accounts and are reported in the Plan’s financial statements as other income. The Plan allocates fee income into the accounts of those participants investing in those funds that have revenue sharing arrangements. Investment related expenses are included in net appreciation in fair value of investments.

3. Investments:

Investment Valuation and Income Recognition

The Plan’s investments are carried at fair value. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 - Quoted prices in active markets for identical assets or liabilities
Level 2 - Observable inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 - Unobservable inputs

Assets and liabilities are classified into the hierarchy in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The valuation techniques used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3. Investments, Continued:

The fair values of the Plan’s investments were determined using the following inputs at December 31, 2017:

		Quoted Price	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	Level 1	Level 2	Level 3
Windstream Holdings common stock (a)	$16,106,254	$16,106,254	$—	$—
Mutual funds (b)	820,764,046	820,764,046	—	—
Participant-directed brokerage accounts (b)	5,328,334	5,328,334	—	—
Money market fund (c)	83,995,860	—	83,995,860	—
Investments included in fair value hierarchy	926,194,494	$842,198,634	$83,995,860	$—
Other investments measured at NAV:
Common collective trust funds (d)	137,426,604
Total investments (e)	$1,063,621,098

The fair values of the Plan’s assets were determined using the following inputs at December 31, 2016:

		Quoted Price	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	Level 1	Level 2	Level 3
Windstream Holdings common stock (a)	$33,419,517	$33,419,517	$—	$—
Mutual funds (b)	612,979,916	612,979,916	—	—
Participant-directed brokerage accounts (b)	4,135,325	4,135,325	—	—
Money market fund (c)	84,546,379	—	84,546,379	—
Investments included in fair value hierarchy	735,081,137	$650,534,758	$84,546,379	$—
Other investments measured at NAV:
Common collective trust funds (d)	93,643,590
Total investments (e)	$828,724,727

(a)	Shares of Windstream Holdings common stock are valued at their quoted market price on the last business day of the year.

(b)	Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end based on their quoted market price on the last business day of the year.

(c)
The money market fund is valued based on the fair value of the underlying assets held by the fund divided by the number of units outstanding as of the valuation date.  The fund seeks to maintain a stable value of $1.00 per unit and invests principally in short-term government and agencies obligations and repurchase agreements.

(d)
Common collective trust funds are valued based on the NAV of the units held by the Plan as determined by the fund managers on the last day of the Plan year. These investments have not been classified within the fair value hierarchy. The fair value amounts presented in the tables above were intended to permit reconciliation to the total investments presented in the statements of net assets available for benefits.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3. Investments, Continued:

This category consists of the Northern Trust Collective Aggregate Bond Index Fund - Lending, Blackrock Extended Equity Market Fund and Blackrock MSCI EAFE Equity Index Fund. The primary investment objectives of each of these funds is as follows:

Northern Trust Collective Aggregate Bond Index Fund - Lending seeks to provide returns consistent with the overall United States bond and debt markets by investing in United States Treasury securities and other debt securities. The Blackrock Extended Equity Market Fund seeks investment returns approximating the total weighted average rate-of-return of the United States market for publicly traded equity securities by investing in a portfolio of mid-cap stocks. The Blackrock MSCI EAFE Equity Index Fund seeks investment returns approximating the total rate-of-return for markets in certain countries for equity securities traded outside the United States, including Japan, Britain, France and Germany by investing in a portfolio of large-cap stocks.

(e) Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period. There were no transfers in or out of levels 1, 2, or 3 for the years ended December 31, 2017 and 2016. There have been no significant changes in the methodology used to value investments from the prior year.

The following table summarizes the Plan’s investments with a reported fair value using NAV per share:

	Fair Value as of December 31,		Unfunded Commitments	Redemption Frequency	Redemption Notice Period *
	2017	2016
Vanguard Federal Money Market Investment Fund	$83,995,860	$—	$—	Daily	None
Blackrock Government Short-Term Investment Fund	—	84,546,379	—	Daily	None
Northern Trust Collective Aggregate Bond Index Fund - Lending	19,251,769	19,504,603	—	Daily	30 days
Blackrock Extended Equity Market Fund	77,865,793	44,121,090	—	Daily	None
Blackrock MSCI EAFE Equity Index Fund	40,309,042	30,017,897	—	Daily	None

* Were the Plan to initiate a full redemption of the investment fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner.

The Windstream Holdings Common Stock Fund is designated as an “employee stock ownership plan” that is intended to qualify as a stock bonus plan. This fund invests primarily in Windstream Holdings common stock. Participants in this fund may elect that dividends received be paid in cash or reinvested in Windstream Holdings common stock.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

4. Employer and Employee Contributions Receivable:

Contributions in the amount of $26,908,509 and $23,251,120 due to the Plan from Windstream had not been funded or allocated among the Plan’s investments as of December 31, 2017 and 2016, respectively. The employer contribution receivable was funded in the form of Windstream Holdings common stock, except as required to be made in cash in accordance with collective bargaining agreements. The Windstream Holdings common stock contributed to the Plan was valued based on the closing market price of the shares on February 28, 2018 and March 6, 2017, respectively. Participants can leave the contribution in the Windstream Holdings Common Stock Fund or transfer it into other investment options offered by the Plan.

Employee contributions in the amount of $1,754,987 attributable to the December 29, 2017 pay period were credited to the Plan on the next business day, which was January 2, 2018. Due to this timing difference, the Plan reported an employee contributions receivable as of December 31, 2017.

5. Notes Receivable from Participants:

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code. Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant’s employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full. If the loan is not repaid in full, the unpaid portion will be considered taxable income to the individual. Loans are collateralized by the balance in the participant’s account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2017 ranged from 4.25 percent to 11.00 percent. For participant loans issued under the Plan, the interest rate is calculated by adding 2 percent to the published Prime Rate from The Wall Street Journal as of the close of business on the last business day of the month prior to loan issuance. At December 31, 2017, the Prime Rate from The Wall Street Journal was 4.50 percent.

6. Transfers from Other Plans:

The EarthLink 401(k) Plan (the “EarthLink Plan”) was merged into and made a part of the Plan, effective July 1, 2017, and as a result, the trust fund maintained in the connection with the EarthLink Plan was added to the assets of the Plan’s trust fund. The fair value of assets transferred from the EarthLink Plan to the Plan was $137,179,664. The Broadview Networks Retirement Savings Plan (the “Broadview Plan”) was merged into and made a part of the Plan, effective December 15, 2017, and as a result, the trust fund maintained in the connection with the Broadview Plan was added to the assets of the Plan’s trust fund. The fair value of assets transferred from the Broadview Plan to the Plan was $47,025,537. Effective as of the merger dates, the general provisions of the Plan will govern with respect to the interest of the participants of the merged plans to the extent not inconsistent with any provisions of the EarthLink Plan and the Broadview Plan that may not be eliminated under Section 411(d)(6) of the Code.

7. Tax Status:

Effective January 1, 2015, the Plan document was restated incorporating all previous amendments to the Plan. The Plan requested and received a favorable determination letter from the IRS dated April 26, 2017, applicable to the restated Plan document. The Plan document has been subsequently amended. The Administrator and the Plan’s tax counsel have reviewed the Plan’s tax-exempt status and analyzed the tax positions taken by the Plan. The Administrator and the Plan’s tax counsel believe the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date for the purposes of Section 401(a) of the Code. Furthermore, the Administrator has concluded there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year or within the next 12 months. The Plan is subject to routine audits by taxing authorities. In 2017, the IRS commenced an audit for the 2015 Plan year. All requested information has been provided to the IRS and the results of the audit are pending. Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

8. Party-In-Interest Transactions:

Plan investments in the Merrill Lynch Self-Direct Brokerage Account totaled $5,328,334 and $4,135,325 as of December 31, 2017 and 2016, respectively. These investments included shares of mutual funds managed by Merrill Lynch. The Plan also invests in Windstream Holdings common stock. For the year ended December 31, 2017, the Plan’s purchases and sales of Windstream Holdings common stock were $39,363,202 and $13,141,766, respectively. The Vanguard Group (“Vanguard”) beneficially owns more than 10 percent of the outstanding common stock of Windstream Holdings. Investments of the Plan include shares of a money market fund and mutual funds managed by Vanguard totaling $518,175,129 and $275,494,327 as of December 31, 2017 and 2016, respectively. Since Merrill Lynch is the Plan trustee and Windstream is the Plan sponsor, these transactions qualify as exempt party-in-interest transactions. The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code.

9. Reconciliation to Form 5500:

As of December 31, 2017 and 2016, the Plan had pending distributions to participants who elected to withdraw from the Plan of $382,621 and $1,123,636, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company as of December 31:

	2017	2016
Net assets available for benefits per financial statements	$1,116,278,360	$875,709,460
Accrued benefits payable	(382,621)	(1,123,636)
Net assets available for benefits per Form 5500	$1,115,895,739	$874,585,824

The following is a reconciliation of benefit payments per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company for the year ended December 31, 2017:

Benefits paid to participants per the financial statements	$117,700,377
Accrued benefits payable - current year	382,621
Accrued benefits payable - prior year	(1,123,636)
Benefits paid to participants per Form 5500	$116,959,362

WINDSTREAM 401(k) PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan No. 009, EIN 20-0792300
As of December 31, 2017

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
	Northern Trust Collective Aggregate Bond Index Fund - Lending	Common collective trust fund		$19,251,769
	Blackrock Extended Equity Market Fund	Common collective trust fund		77,865,793
	Blackrock MSCI EAFE Equity Index Fund	Common collective trust fund		40,309,042
	Total common collective trust funds			137,426,604

*	Vanguard Federal Money Market Investment Fund	Money market fund		83,995,860
	Total money market fund			83,995,860

	American EuroPacific Growth Fund R6	Mutual fund		94,706,136
	BlackRock Core Bond Portfolio	Mutual fund		94,067,468
	Columbia Small Cap Value Fund	Mutual fund		40,371,679
	Loomis Sayles High Income Fund	Mutual fund		17,838,308
	Deutsche Real Estate Securities Fund	Mutual fund		34,292,236
	Pioneer Equity Income Fund	Mutual fund		61,958,190
	Touchstone Small Company Fund	Mutual fund		43,350,760
*	Vanguard Institutional Index Fund	Mutual fund		279,550,738
*	Vanguard 2015 Institutional Target Retirement	Mutual fund		3,172,186
*	Vanguard 2020 Institutional Target Retirement	Mutual fund		11,913,673
*	Vanguard 2025 Institutional Target Retirement	Mutual fund		19,799,598
*	Vanguard 2030 Institutional Target Retirement	Mutual fund		27,261,566
*	Vanguard 2035 Institutional Target Retirement	Mutual fund		31,493,132
*	Vanguard 2040 Institutional Target Retirement	Mutual fund		27,819,305
*	Vanguard 2045 Institutional Target Retirement	Mutual fund		15,428,241
*	Vanguard 2050 Institutional Target Retirement	Mutual fund		9,295,746
*	Vanguard 2055 Institutional Target Retirement	Mutual fund		4,558,716
*	Vanguard 2060 Institutional Target Retirement	Mutual fund		2,377,276
*	Vanguard Income Institutional Target Retirement	Mutual fund		1,509,092
	Total mutual funds			820,764,046

*	Merrill Lynch Self-Direct Brokerage Account	Mutual funds		5,328,334
	Total participant brokerage accounts			5,328,334

*	Windstream Holdings, Inc.	Common stock, $0.0001 par value		16,106,254
	Total common stock			16,106,254

*	Notes receivable from participants	Loans with interest rates ranging
		from 4.25 percent to 11.00 percent		23,524,488
	Total investments			$1,087,145,586

* Indicates a party-in-interest.
(1) Not required, as investments are participant-directed.

WINDSTREAM 401(k) PLAN
FORM 11-K
INDEX OF EXHIBITS

Exhibit No.	Description of Exhibits
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	(a)

(a)	Filed herewith.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Windstream 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Windstream 401(k) Plan

By:	/s/Robert E. Gunderman
Robert E. Gunderman
Chief Financial Officer and Treasurer
Windstream Services, LLC
June 21, 2018